EXHIBIT 23.5

IDC 5 Speen Street Framingham, MA 01701 (508) 872-8200 www.idc.com
For Client: Friedman, Billings & Ramsey & Co. Inc.
Approving Analyst(s): Anne Lu
Disclosure Form
IDC grants Goldleaf Financial Solutions, Inc. permission to disclose the following information:
“According to research by technology research firm IDC in June 2006, banks, thrifts, and credit unions in the United States spent approximately $31 billion on information technology during 2005 and are expected to spend approximately $35.5 billion in 2007.”
At the request of Friedman, Billings & Ramsey & Co. Inc., we consent to the use by Goldleaf Financial Solutions, Inc. of the above referenced materials in the SEC Filing by Goldleaf Financial Solutions, in which Friedman, Billings & Ramsey is acting as an underwriter.
It is understood by both IDC and Friedman, Billings & Ramsey & Co. Inc. that the information will not be sold.
It is further understood that IDC will be credited as the source of publication. The original date of publication will also be noted.

/s/ Meredith Whalen Meredith Whalen Vice President IDC	July 7, 2006 Date